SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

(Amendment No. 1)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from to

Commission file number 0-3658

  A. Full title of the plan and the address of the Plan, if different from that of the issuer named below:

RELS Savings Plan

5700 Smetana Drive, Suite 300

Minnetonka, Minnesota 55343

  B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The First American Corporation

1 First American Way

Santa Ana, California 92707

RELS Savings Plan

Contents

December 31, 2002 and 2001

Explanatory Note

This Form 11-K/A amends the Annual Report on Form 11-K filed June 30, 2003 only to correct a typographical error in Exhibit 23.1 (Consent of Independent Registered Certified Public Accounting Firm). The updated Consent of Independent Registered Certified Public Accounting Firm attached hereto as Exhibit 23.1 references the Registration Statement of The First American Corporation on Form S-8 with File No. 333-67451, instead of the Registration Statement of The First American Corporation on Form S-8 with File No. 333-105428. There are no changes to the previously filed financial statements of the RELS Savings Plan as of December 31, 2002 and 2001 and for the years then ended, and no other changes to the Annual Report on Form 11-K.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this amendment to annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RELS SAVINGS PLAN

Date: September 10, 2004	By:	/s/ MARK A. ARCHULETA
	Name: Title:	Mark A. Archuleta Senior Vice President, Chief Financial Officer

Report of Independent Auditors

To the Participants and Administrator of

RELS Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RELS Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PricewaterhouseCoopers

June 25, 2003

RELS Savings Plan

Report on Audited Financial Statements and

Supplemental Schedule as of

December 31, 2002 and 2001 and for the

Years Ended December 31, 2002 and 2001

RELS Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Investments, at fair value	$18,613,311	$20,942,464
Participant loans	526,692	511,895

Total investments	19,140,003	21,454,359

Receivables
Participant contributions	—	124,349
Employer matching contributions	—	158,573
Interest and dividends	6,820	6,075

Total assets	$19,146,823	$21,743,356

Liabilities
Administrative expenses payable	$2,207	$—

Net assets available for benefits	$19,144,616	$21,743,356

The accompanying notes are an integral part of the financial statements.

RELS Savings Plan

Statements of Changes in Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Additions
Interest and other income	$122,795	$143,005
Dividends	230,866	236,301

Investment additions	353,661	379,306
Contributions
Employer contribution	—	993,133
Employee contributions and rollovers	—	2,514,542

Net additions	353,661	3,886,981
Deductions
Benefits paid to participants	(1,526,396)	(1,919,401)
Net depreciation in fair value of investments	(1,161,995)	(3,785,383)
Other transfers, net	(232,592)	(198,228)
Investment and administrative expenses	(31,418)	(31,705)

Net deductions	(2,952,401)	(5,934,717)
Net decrease in assets available for benefits	(2,598,740)	(2,047,736)

Net assets available for benefits, beginning of year	21,743,356	23,791,092

Net assets available for benefits, end of year	$19,144,616	$21,743,356

The accompanying notes are an integral part of the financial statements.

RELS Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

1.	Description of the Plan

The following is a general description of the RELS Savings Plan (the “Plan”). Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other related matters.

General

The Plan is a defined contribution profit sharing plan covering employees of adopting employers and subsidiaries greater than 50 percent owned of RELS Title Services, LLC, RELS, LLC and RELS Management (collectively referred to as the “Companies” or “Employers”) who have one month of service. RELS Title Services, LLC is owned 50.1 percent by First American Title Insurance Company and 49.9 percent by Foothill Capital Corporation. RELS, LLC is owned 50.1 percent by First American Real Estate Services, Inc. and 49.9 percent by Foothill Capital Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code (“IRC”). In addition, these financial statements have been prepared in compliance with ERISA.

Wells Fargo Bank Minnesota, N.A. (“Wells Fargo”) is the Plan’s trustee and recordkeeper.

Plan Amendment

Effective January 1, 2002, the Companies adopted The First American Corporation 401(k) Savings Plan (“The First American Plan”). On this date the Plan was frozen to all future contributions. Participation in the Plan was frozen effective December 31, 2001, and all elective deferral contributions and matching contributions with respect to service with the participating employers ceased, effective December 31, 2001. All participant accounts of employees participating in the Plan became fully vested effective as of December 31, 2001. Subsequent to December 31, 2001, all contributions have been made to The First American Plan.

Eligibility

Employees of the Companies who have completed one month of service are eligible to participate in the Plan. Employees eligible to participate in the Plan also include certain former Norwest employees who were participants in the Norwest Corporation Savings Investment Plan (the “Norwest Plan”) and who transferred employment to the Companies on November 1, 1998.

Contributions

For the Plan year 2002, there were no contributions, as the Plan was frozen effective December 31, 2001. Contributions are made by participating employees and, in part by the Companies. Participants may contribute from 2 percent to 18 percent of their annual compensation to the Plan on a pre-tax basis, up to a maximum pre-tax contribution of $10,500 for 2001, the maximum allowable as established by the Internal Revenue Service (“IRS”). The Companies match 100 percent of the eligible participants’ pre-tax contributions on the first 6 percent of compensation. The Companies may also make discretionary profit sharing contributions at the option of the Companies’ Board of Directors. For the year ended December 31, 2001, no discretionary profit sharing contributions were made.

RELS Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

Vesting

As of December 31, 2001, participant accounts became fully vested and participation in the plan was frozen. Refer to “Plan Amendment” in Note 1 for further description.

Participant Accounts and Allocation

As of December 31, 2001, participant accounts became fully vested and participation in the plan was frozen. Refer to “Plan Amendment” in Note 1 for further description.

Prior to December 31, 2001, the allocation of contributions to investment funds and allocation of participants’ accounts among these funds was directed by the participant and could be changed daily. Each participant’s account was credited with the participant’s contributions and allocations of the Companies’ matching and profit sharing contribution and the Plan earnings and charged with an allocation of administrative expenses. Allocations of the Companies contributions and earnings are based on participant earnings or account balances, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant’s vested account.

Forfeitures

Prior to January 1, 2002, forfeitures of nonvested participant accounts were first used to restore any forfeitures for rehired participants, as defined in the Plan. Any remaining forfeitures were allocated in the same manner as Employers’ matching and profit sharing contributions. As of January 1, 2002, forfeitures are no longer being allocated. Amounts forfeited are accumulated within the Plan. The balance of the unallocated forfeitures at December 31, 2002 and 2001 was $73,457 and $56,400, respectively. Forfeitures during 2002 and 2001 were $0 and $65,765, respectively.

Participant Loans

Effective December 31, 2001, participation in the plan was frozen and no new loans were granted subsequent to this date. Refer to “Plan Amendment” in Note 1 for further description.

Prior to December 31, 2001, under provisions of the Plan, participants could borrow up to 50 percent of their total vested account balance up to a maximum of $50,000. Loan terms could not exceed five years unless such loan was used for the purchase of a principal residence, which loans could have maximum terms up to twenty years. If a participant transferred employment from Norwest on November 1, 1998, and has a loan from the Norwest Plan, that loan balance would be transferred to the Plan. Any transferred Norwest Plan loans could continue to be repaid according to the original payment schedule. The loan agreements required each participant’s outstanding loan balance to be paid in full prior to any distribution of the participant’s vested account balance.

RELS Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

Benefit Payments

Vested interests are distributed to terminated participants at the option of the participant, either as lump sum payments or installment payments. Withdrawals of vested interests prior to termination can be made either as a regular withdrawal, age 59-1/2, nontaxable, or a hardship withdrawal.

Investment Options

The Plan provides several investment options. The trustee, Wells Fargo Trust Operations, manages all funds. All funds are participant directed. The only exception is the Wells Fargo Stock Fund, to which funds cannot be transferred back due to its frozen nature.

Stable Return Fund

This fund seeks to exceed short-term money market returns over time with a more stable income yield.

Strategic Income Fund

This fund seeks to provide current income and capital appreciation with an emphasis on principal protection through limited stock exposure.

Moderate Balanced Fund

This fund seeks to provide current income and capital appreciation by investing in a blend of bond and stock investments.

Growth Balance Fund

This fund seeks to provide long-term growth through an emphasis on stock investments while moderating risk and producing income with bonds.

Strategic Growth Fund

This fund seeks to provide long-term growth through a heavy emphasis on stock investments while moderating risk and producing income with a small exposure to bonds.

Index Fund

This fund seeks growth through both capital appreciation and, to a lesser extent, dividend income.

Growth Equity Fund

This fund is designed to provide higher investment returns than fixed income investments over the long-term, but will experience volatility over time.

Diversified Small Cap Fund

This fund seeks to provide long-term capital appreciation by investing in small to medium-sized companies with dramatic price appreciation potential.

International Fund

This fund seeks to provide long-term capital appreciation through investments in securities of companies domiciled outside the United States of America.

RELS Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

First American Stock Fund

This fund invests in the First American Corporation common stock and short-term money market funds. This is the most aggressive fund because it is the least diversified fund.

Wells Fargo Stock Fund

This fund invests in the Wells Fargo common stock and short-term money market funds. This is a frozen fund for Wells Fargo employees who were participants in the Wells Fargo Plan and who transferred employment to RELS on November 1, 1998. New contributions and transfers cannot be invested in the frozen fund and amounts transferred out of the Wells Fargo Stock Fund cannot be transferred back into the fund.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Valuation and Net Appreciation (Depreciation) in the Fair Value of Investments

Fair value of investments is determined by quoted market prices as reported by the Trustee. Participant loans are recorded at estimated fair value, consisting of outstanding principal and any related accrued interest. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized depreciation or appreciation on those investments.

Investment Income

Interest on investments is recorded as income in the period in which it is earned. Dividends are recorded on the ex-dividend date.

Benefits Paid to Participants

Benefits paid to participants are recorded as a reduction of assets available for benefits when paid.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investments and investment funds. Investments and investment funds are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the statement of net assets available for benefits.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Reclassifications

Certain 2001 amounts have been reclassified to conform to the 2002 presentation.

RELS Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits:

	2002	2001
Wells Fargo Bank Minnesota, N.A.:
* Stable Return Fund	$2,106,816	$1,870,217
* Index Fund	2,620,258	3,567,503
* Growth Equity Fund	2,034,186	2,852,907
* Wells Fargo Stock Fund	6,929,099	7,020,931
* First American Stock Fund	1,534,378	1,472,891
Other	3,915,266	4,669,910

	$19,140,003	$21,454,359

*Denotes party-in-interest

During 2002 and 2001, the Plan’s investments, including the Plan’s interest in registered investment companies and investments bought, sold, or held during the year, (depreciated) appreciated in value by $(1,161,995) and $(3,785,383), respectively, as follows:

	2002	2001
Mutual funds	$(1,958,965)	$(957,855)
Common stocks	796,970	(2,827,528)

	$(1,161,995)	$(3,785,383)

4.	Related Party, Party-in-Interest and Prohibited Transactions

The Plan held First American Corporation Stock with fair values of $1,534,378 and $ 1,472,891 at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, 62,202 and 71,679 shares of common stock are included in the First American Stock Fund, respectively. During 2002, the Plan made eight sales and three purchases of these securities totaling $315,643 and $119,595, respectively. During 2001, the Plan made three sales and fourteen purchases of these securities totaling $20,875 and $653,941, respectively.

The Plan held Wells Fargo Stock with fair values of $6,929,099 and $ 7,020,931 at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, 141,604 and 154,254 shares of common stock are included in the Wells Fargo Stock Fund, respectively. During 2002 and 2001, the Plan made five sales of these securities totaling $521,177 and $528,478, respectively. No purchases were made in 2002 and 2001.

Certain Plan investments are shares of mutual funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

RELS Savings Plan

Notes to Financial Statements

December 31, 2002 and 2001

The Companies, which qualify as parties-in-interest, absorb certain administrative expenses of the Plan. Such transactions qualify for statutory exemption. Total expenses paid by the Companies were $39,054 and $33,899 for the years ended December 31, 2002 and 2001, respectively.

5.	Inactive Accounts

Net assets available for plan benefits as of December 31, 2002 and 2001, included approximately $1,374,347 and $4,200,186, respectively, representing the vested portion of accounts of participants who have terminated their employment with RELS companies, for which disbursement of their account balances have not yet been requested.

6.	Plan Termination

Although the Companies have not expressed any intent to do so, they have the right to terminate the Plan subject to the provisions of ERISA at any time.

7.	Income Tax Status

The Internal Revenue Service has determined and informed the Companies by a letter dated October 10, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). There have been no amendments to the Plan since receipt of the letter.

RELS Savings Plan

Schedule of Assets Held for Investment Purposes

At December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Wells Fargo Bank Minnesota, N.A.	Stable Return Fund	$1,897,637	$2,106,816
*	Wells Fargo Bank Minnesota, N.A.	Strategic Income Fund	867,339	795,339
*	Wells Fargo Bank Minnesota, N.A.	Moderate Balanced Fund	646,591	541,012
*	Wells Fargo Bank Minnesota, N.A.	Growth Balanced Fund	1,048,553	818,542
*	Wells Fargo Bank Minnesota, N.A.	Strategic Growth Fund	581,684	450,636
*	Wells Fargo Bank Minnesota, N.A.	Index Fund	3,779,863	2,620,258
*	Wells Fargo Bank Minnesota, N.A.	Growth Equity Fund	3,262,023	2,034,186
*	Wells Fargo Bank Minnesota, N.A.	Diversified Small Cap Fund	605,653	510,685
*	Wells Fargo Bank Minnesota, N.A.	International Fund	498,585	272,360
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Stock Fund	5,916,752	6,929,099
*	Wells Fargo Bank Minnesota, N.A.	First American Stock Fund	1,343,384	1,534,378
*	Loans to participants	Maturities through December 2022 with interest rates ranging from 6.25 percent to 11.50 percent	N/A	526,692

			$20,448,064	$19,140,003